[ASSURE HOLDINGS CORP. LETTERHEAD]

July 12, 2024

Division of Corporation Finance

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Assure Holdings Corp.

Schedule TO-I/A filed July 3, 2024

File No. 005-92920

Ladies and Gentlemen:

Set forth below are the responses of Assure Holdings Corp. (the “Company,” “we,” “us” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated July 10, 2024, with respect to the Schedule TO-I/A, File No. 005-92920, filed with the Commission on July 3, 2024, including the Offer Letter (the “Offer Letter”) attached as Exhibit (a)(1)(i) thereto, as amended by Amendment No. 1 to the Offer Letter (the “Amendment No. 1 to Offer Letter”) attached as Exhibit (a)(1)(ii) thereto, (the “Schedule TO/A”). In connection with this letter, we are filing today via EDGAR Amendment No. 3 to the Schedule TO/A (“Amendment No. 3”), including an Amendment No. 2 to the Offer Letter (the “Amendment No. 2 to Offer Letter”) which supplements and amends the Offer Letter as amended by the Amendment No. 1 to Offer Letter.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amendment No. 3 or the Offer Letter as amended by the Amendment No. 1 to Offer Letter and the Amendment No. 2 to Offer Letter.

Schedule TO-I/A filed July 3, 2024; Offer

Document General

1.	We note that the amendment and restatement of the sixth paragraph of the Offer Letter cover page refers to the potential withdrawal of the offer if conditions to the offer are not satisfied. Please delete such disclosure, so as to ensure consistency with the rest of the offer document, which has otherwise been updated to clarify that the offer is not subject to conditions. Similarly, please revise Q&A 30 so as to remove stray references to conditions and termination, as well as to correct typographical errors.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure of the Offer Letter in the Amendment No. 2 to Offer Letter by amending and restating the sixth paragraph of the Offer Letter cover page to delete refereces to potential withdraw of the offer if conditions are not satisfied and amended and restated Q&A 30 so as to remove stray references to conditions and termination as well as correct typographical errors.

Questions & Answers, page 8

2.	We note your response to prior comment 9 and reissue the comment in part with regard to the second sentence in your revised disclosure, which states, "Our determination of these matters will be final and binding on all parties."

Company Response: In response to the Staff’s comment, the Company has revised the risk factor on page 16 captioned “Holders may not receive Exchange Consideration in the Convertible Note Exchange Offer if the procedures for the Convertible Note Exchange Offer are not followed”, to remove the reference to “Our determination of these matters will be final and binding on all parties.”

Please direct any questions that you have with respect to the foregoing, or any requests for additional supplemental information required by the Staff, to Jason K. Brenkert of Dorsey & Whtiney LLP at (303) 352-1133.

Very truly yours,

Assure Holdings Corp.

By:	/s/ John Farlinger
Name:	John Farlinger
Title:	Chief Executive Officer